Filed by Banco Bilbao Vizcaya Argentaria, S.A.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
 of the Securities Exchange Act of 1934

Subject Company:
Compass Bancshares, Inc.
(Commission File No. 1-31272)

Forward-Looking Statements

This document may include “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995.  Forward-looking statements may be identified by the use of words such as “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters.  Investors are cautioned that such forward-looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”), Compass Bancshares, Inc. (“Compass”) and the combined group after completion of the proposed transaction are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to, the following risks and uncertainties: those set forth in BBVA’s and Compass’s filings with the Securities and Exchange Commission (“SEC”), the failure to obtain and retain expected synergies from the proposed transaction, failure of Compass stockholders to approve the transaction, failure of BBVA stockholders to approve the related capital increase, delays in obtaining, or adverse conditions contained in, any required regulatory approvals, failure to consummate or delay in consummating the transaction for other reasons, changes in laws or regulations and other similar factors.  Readers are referred to BBVA’s and Compass’s most recent reports filed with the SEC.  BBVA and Compass are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

This filing may be deemed to be solicitation material in respect of the proposed transaction involving BBVA and Compass.  In connection with the proposed transaction, BBVA has filed with the SEC a registration statement on Form F-4 (File no. 333-141813) (the “Registration Statement”) to register the

BBVA ordinary shares to be issued in the proposed transaction and that includes a proxy statement of Compass that also constitutes a prospectus of BBVA. BBVA and Compass have also filed, and intend to continue to file, additional relevant materials with the SEC. The Registration Statement and the related proxy statement/prospectus contain and will contain important information about BBVA, Compass, the proposed transaction and related matters. SHAREHOLDERS OF COMPASS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final proxy statement/prospectus will be mailed to shareholders of Compass.  Investors and security holders may obtain a free copy of the disclosure documents (including the Registration Statement) and other documents filed by BBVA and Compass with the SEC at the SEC’s website at www.sec.gov, from BBVA’s Investor Relations department or from Compass’s Investor Relations department.  BBVA will also file certain documents with the Spanish Comisión Nacional del Mercado de Valores in connection with its shareholders’ meeting to be held in connection with the proposed transaction, which will be available on the CNMV’s website at www.cnmv.es.

Participants in the Transaction

BBVA, Compass and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions.  Information regarding BBVA’s directors and executive officers is available in BBVA’s annual report on Form 20-F, which was filed with the SEC on March 30, 2007, and information regarding Compass’s directors and executive officers is available in Compass’s proxy statement for its 2006 annual meeting of shareholders, which was filed with the SEC on March 17, 2006.  Additional information regarding the interests of such potential participants is also included in the Registration Statement (and will be included in the definitive proxy statement/prospectus for the proposed transaction) and the other relevant documents filed with the SEC.

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), pursuant to the provisions of article 82 of the Spanish Securities Market Act, proceeds by means of the present document to notify the following:

SIGNIFICANT EVENT

EXTRAORDINARY GENERAL MEETING
BILBAO, 21st JUNE 2007
RESOLUTIONS PASSED

ONE.- Increase the Banco Bilbao Vizcaya Argentaria, S.A. capital by a nominal sum of €96,040,000.-, in an issue of 196,000,000 new ordinary shares, excluding  pre-emptive subscription rights, in order to fund the acquisition of 100% of shares representing the capital of the US company, Compass Bancshares, Inc. (“Compass”, which includes any legal successor), to be fully paid up through non-cash contributions. The issue price of the shares to be issued (nominal price plus issue premium) shall equal the closing price of the BBVA share on trading day immediately prior to the closing date of said transaction to Compass, at a minimum of €6.09 per share (higher than the net book value per share for the BBVA shares already in existence) and a maximum equivalent to the result of a 20% increase of the value allocated to the non-cash consideration the Compass shares by the expert appointed by the Company Registry for the effects established under article 38 of the Companies Act, having subtracted part of the consideration in money.

To authorise the board of directors, pursuant to article 153.1.a) of the Companies Act, to establish the date on which the resolution shall be enacted and to determine the terms and conditions of the capital increase not agreed by the extraordinary general meeting (EGM). Request for listing of new shares.

TWO.- Conferral of authority to the board of directors, which may in turn delegate said authority, to formalise, correct, interpret and implement the resolutions adopted by the EGM.

WARNING: The English version is only a translation of the original in Spanish for information purposes. In case of a discrepancy, the Spanish original prevails.